Exhibit 99.1

CNH INDUSTRIAL N.V.

QUARTERLY REPORT FOR QUARTER

ENDED JUNE 30, 2014

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2014 and December 31, 2013

	June 30,	December 31,
	2014	2013
	(Unaudited)
($ million)
Cash and cash equivalents	$4,615	$5,567
Restricted cash	751	922
Trade receivables, net	1,276	1,362
Financing receivables, net	23,238	21,976
Inventories, net	8,834	7,410
Property, plant and equipment, net	7,227	7,090
Investments in unconsolidated subsidiaries and affiliates	645	645
Equipment under operating leases	1,234	1,059
Goodwill	2,504	2,504
Other intangible assets, net	773	810
Deferred tax assets	1,898	1,679
Derivative assets	115	261
Other assets	2,432	2,558

TOTAL ASSETS	$55,542	$53,843

Debt	$31,339	$29,866
Trade payables	7,111	7,369
Deferred tax liabilities	493	385
Pension, postretirement and other post-employment benefits	2,414	2,427
Derivative liabilities	178	94
Other liabilities	8,851	8,735

Total liabilities	$50,386	$48,876

Redeemable Noncontrolling interest	12	12
Common shares, € 0.01, par value; issued 1,353,331,866 and 1,350,073,530 common shares and outstanding 418,324,224 and 468,994,386 special voting shares at 6/30/2014 and 12/31/2013, respectively	25	25
Additional paid-in capital	4,300	4,283
Retained earnings	2,045	1,966
Accumulated other comprehensive loss	(1,282)	(1,373)
Noncontrolling interests	56	54

Equity	$5,144	$4,955

TOTAL EQUITY AND LIABILITIES	$55,542	$53,843

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Six months Ended June 30, 2014 and 2013

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(in millions)
Revenues
Net sales	$8,564	$8,529	$15,775	$15,783
Finance and interest income	347	300	676	597

Total Revenues	$8,911	$8,829	$16,451	$16,380

Costs and Expenses
Cost of goods sold	$6,922	$6,851	$12,799	$12,765
Selling, general & administrative expenses	752	765	1,504	1,490
Research and development expenses	298	297	555	561
Restructuring expenses	30	20	42	29
Interest expense	338	301	649	573
Other, net	86	67	198	170

Total Costs and Expenses	$8,426	$8,301	$15,747	$15,588

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	485	528	704	792
Income taxes	158	221	301	359
Equity in income of unconsolidated subsidiaries and affiliates	31	41	56	66

Net Income	358	348	459	499
Net income attributable to noncontrolling interests	4	65	5	105

Net income attributable to CNH Industrial N.V.	$354	$283	$454	$394

Earnings per share attributable to common shareholders
Basic	$0.26	$0.23	$0.33	$0.32
Diluted	$0.26	$0.23	$0.33	$0.32
Cash dividends declared per common share	$—	$—	$0.277	$0.293

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS)

For the Three and Six months Ended June 30, 2014 and 2013

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(in millions)
Net income	$358	$348	$459	$499
Other comprehensive income (loss), net of tax
Unrealized (loss) income on cash flow hedges	(81)	100	(123)	77
Changes in retirement plans’ funded status	3	13	14	47
Foreign currency translation	146	(369)	201	(301)
Unrealized loss on available for sale securities	—	(1)	—	(2)
Share of other comprehensive income of entities using the equity method	3	(22)	(1)	(13)

Other comprehensive income (loss), net of tax	71	(279)	91	(192)

Comprehensive income	429	69	550	307
Less: comprehensive income attributable to noncontrolling interests	3	44	4	74

Comprehensive income attributable to CNH Industrial N.V.	$426	$25	$546	$233

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six months Ended June 30, 2014 and 2013

(Unaudited)

	Six Months Ended June 30,
	2014	2013
	(in millions)
Operating activities:
Net income	$459	$499
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense, net of equipment under operating leases and assets sold under buy-back commitments	360	348
Depreciation and amortization expense of equipment under operating leases and assets sold under buy-back commitments	196	179
Loss from disposal of assets	1	—
Undistributed income (loss) of unconsolidated subsidiaries	4	(9)
Other non-cash items	88	103
Changes in operating assets and liabilities:
Provisions	193	221
Deferred income taxes	(38)	(104)
Trade and financing receivables related to sales, net	(1,317)	(1,642)
Inventories, net	(1,380)	(1,438)
Trade payables	(271)	601
Other assets and liabilities	126	(91)

Net cash used in operating activities	(1,579)	(1,333)

Investing activities:
Additions to retail receivables	(3,034)	(3,390)
Collections of retail receivables	3,236	3,195
Proceeds from the sale of assets, net of equipment under operating leases and assets sold under buy-back commitments	10	—
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	268	239
Expenditures for property, plant and equipment and intangible assets, net of equipment under operating leases and assets sold under buy-back commitments	(354)	(401)
Expenditures for equipment under operating leases and assets sold under buy-back commitments	(773)	(582)
Other	292	244

Net cash used in investing activities	(355)	(695)

Financing activities:
Proceeds from long-term debt	9,904	9,050
Payments of long-term debt	(8,358)	(8,142)
Net decrease in other financial liabilities	(220)	460
Dividends paid	(379)	(363)
Other	6	(5)

Net cash provided by financing activities	953	1,000

Effect of foreign exchange rate changes on cash and cash equivalents	29	(81)

Decrease in cash and cash equivalents	(952)	(1,109)

Cash and cash equivalents, beginning of year	5,567	5,199

Cash and cash equivalents, end of period	$4,615	$4,090

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six months Ended June 30, 2014 and 2013

(Unaudited)

	Share Capital	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, December 31, 2012	$2,565	$577	$1,693	$(911)	$901	$4,825	$7
Net income	—	—	394	—	102	496	3
Other comprehensive loss, net of tax	—	—	—	(161)	(31)	(192)	—
Dividend paid	—	—	(361)	—	—	(361)	(2)
Increase in noncontrolling interest due to change in ownership	—	(34)	—	—	49	15	—
Increase in the reserve for share-based payment	—	—	4	—	—	4	—
Other changes	—	—	24	—	8	32	—

Balance, June 30, 2013	$2,565	$543	$1,754	$(1,072)	$1,029	$4,819	$8

Balance, December 31, 2013	$25	$4,283	$1,966	$(1,373)	$54	$4,955	$12
Net income	—	—	454	—	2	456	3
Other comprehensive income, net of tax	—	—	—	91	—	91	—
Capital increase	—	6	—	—	—	6	—
Dividend paid	—	—	(375)	—	(1)	(376)	(3)
Increase in the reserve for share-based payment	—	11	—	—	—	11	—
Other changes	—	—	—	—	1	1	—

Balance, June 30, 2014	$25	$4,300	$2,045	$(1,282)	$56	$5,144	$12

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. BASIS OF PRESENTATION

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, The Netherlands, and has its corporate office in Basildon, United Kingdom. The Company was formed as a result of the business combination transaction (the “Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been prepared by the Company, without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F filed for the year ended December 31, 2013 with the SEC. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

The Company has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and special vehicles (iv) Powertrain, which produces and sells engines and transmissions for those vehicles and engines for marine applications and power generation and (v) Financial Services, which provides financial services to the dealers and customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”. Segment information for the comparative period has been recast to conform to the current year’s presentation.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;

•	EMEA—28 member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM—Central and South America, and the Caribbean Islands; and

•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

2. NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in Accounting Standards Codification 605—Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This ASU is effective for fiscal years beginning after December 15, 2016, and for interim periods within those fiscal years. The Company is in the process of assessing the impact of the adoption of ASU 2014-09 on its financial position, results of operations and cash flows.

3. HIGHLY INFLATIONARY ACCOUNTING FOR VENEZUELA OPERATIONS

Based on changes to the way Venezuela’s exchange rate mechanism operates, CNH Industrial has changed the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). The SICAD I exchange rate which CNH Industrial is using at June 30, 2014 is 10.6 Bs.F to the U.S. dollar compared with a SICAD I rate of 10.7 Bs.F to the U.S. dollar at March 31, 2014 and a previously used Official Exchange Rate of 6.3 Bs.F. to the U.S. dollar before March 31, 2014. As a result, CNH Industrial recorded a pre-tax re-measurement gain of $1 million and a pre-tax re-measurement charge of $63 million for the three and six months ended June 30, 2014, respectively. At June 30, 2014, the Company’s Venezuelan subsidiary had net monetary assets of $83 million at

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

10.6 Bs.F., including $58 million of cash and cash equivalents. As the SICAD I rate is based on periodic auctions, there may be significant changes to the exchange rate in future quarters, as well as other related developments in Venezuela, which may impact the Company’s condensed consolidated financial statements.

The operating environment in Venezuela continues to be challenging, reflecting economic uncertainty and the Company’s limited ability to convert Bs.F. to U.S. dollars. Various restrictions on the Company’s ability to manage its operations, including restrictions on the distribution of foreign exchange by the authorities, have affected the Company’s Venezuelan operation’s ability to pay obligations denominated in U.S. dollars, thereby restricting the Company’s ability to benefit from its investment in this operation.

Additionally, in April 2014, Commercial Vehicles announced it was temporarily suspending its manufacturing operations in Venezuela effective immediately, due to the continuing currency crisis which has caused difficulties for Venezuelan industry in the importation of key components and materials.

4. VARIABLE INTEREST ENTITIES

The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables”.

The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table include third party liabilities of the consolidated VIEs, for which creditors do not have recourse to the general credit of the Company.

	June 30,	December 31,
	2014	2013
	(in millions)
Restricted cash	$726	$900
Financing receivables	12,325	12,379
Equipment on operating leases, net	97	116

Total Assets	$13,148	$13,395

Debt	$12,583	$12,871

Total Liabilities	$12,583	$12,871

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

5. EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share is as follows (in millions, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Basic:
Net income attributable to CNH Industrial N.V.	$354	$283	$454	$394

Weighted average common shares outstanding-basic	1,354	1,223	1,353	1,223

Basic earnings per share attributable to CNH Industrial N.V. shareholders	$0.26	$0.23	$0.33	$0.32

Diluted:
Net income attributable to CNH Industrial N.V.	$354	$283	$454	$394

Weighted average common shares outstanding-basic	1,354	1,223	1,353	1,223
Effect of dilutive securities (when dilutive):
Stock Compensation Plans	7	—	7	—

Weighted average common shares outstanding-diluted	1,361	1,223	1,360	1,223

Diluted earnings per share attributable to CNH Industrial N.V. shareholders	$0.26	$0.23	$0.33	$0.32

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three and six months ended June 30, 2014 and 2013 (in millions):

	Pension		Healthcare		Other
	Three Months Ended June 30,		Three Months Ended June 30,		Three Months Ended June 30,
	2014	2013	2014	2013	2014	2013
Service cost	$6	$7	$2	$2	$5	$4
Interest cost	34	32	13	12	1	3
Expected return on assets	(38)	(41)	(3)	(2)	—	—
Amortization of:
Prior service credit	—	—	(3)	(3)	1	—
Actuarial loss (gain)	17	19	2	6	—	(1)

Net periodic benefit cost	$19	$17	$11	$15	$7	$6

	Pension		Healthcare		Other
	Six Months Ended June 30,		Six Months Ended June 30,		Three Months Ended June 30,
	2014	2013	2014	2013	2014	2013
Service cost	$13	$14	$4	$4	$9	$8
Interest cost	68	63	26	23	5	6
Expected return on assets	(76)	(82)	(4)	(3)	—	—
Amortization of:
Prior service credit	—	—	(6)	(6)	1	—
Actuarial loss (gain)	33	39	3	11	—	(2)

Net periodic benefit cost	$38	$34	$23	$29	$15	$12

7. INCOME TAXES

The effective tax rate for the three and six months ended June 30, 2014 was 32.6% and 42.8%, respectively, compared to 41.9% and 45.3% for the three and six months ended June 30, 2013, respectively. The lower effective tax rate during the three months ended June 30, 2014 was due to the favorable resolution of tax audits for which specific provisions had been made and lower losses in jurisdictions where the book benefit of losses are not recognized. The lower effective tax rate during the six months ended June 30, 2014 was the net result of the pre-tax charge relating to the re-measurement of Venezuelan assets recognized in the first quarter, for which no corresponding tax benefit was recorded. This factor was more than offset by the discrete tax benefits resulting from the favorable resolution of tax audits recorded during the second quarter and lower losses in jurisdictions where the book benefit of losses are not recognized.

8. SEGMENT INFORMATION

The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.

The Company has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, (ii) Construction Equipment, (iii) Commercial Vehicles, (iv) Powertrain, and (v) Financial Services. Segment information for comparative period has been recast to conform to the current year’s presentation.

CNH Industrial has the following five operating segments:

Agricultural Equipment which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Construction Equipment which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction brands.

Commercial Vehicles which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment through Iveco Astra, firefighting vehicles through the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain which designs, manufactures and offers a range of propulsion and transmission systems for on- and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand.

Financial Services which offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

The CODM assessed the performance of the operating segments mainly on the basis of trading profit/(loss), earned by those segments, prepared in accordance with IFRS. Trading profit, which is a non-GAAP measure, is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, and noncontrolling interests.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

A reconciliation from consolidated trading profit under IFRS to income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three and six months ended June 30, 2014 and 2013 is provided below (in millions).

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Trading Profit under IFRS	$801	$828	$1,311	$1,366
Adjustments/reclassifications to convert from trading profit to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries and affiliates
Accounting for development costs, net	(82)	(102)	(142)	(165)
Restructuring	(30)	(20)	(42)	(29)
Interest expenses of Industrial Activities, net of interest income and eliminations	(158)	(142)	(299)	(254)
Other	(46)	(36)	(124)	(126)

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$485	$528	$704	$792

Segment Information

The following summarizes trading profit under IFRS by reportable segment (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Agricultural Equipment	$611	$627	$1,053	$1,073
Construction Equipment	34	12	35	(16)
Commercial Vehicles	(39)	8	(113)	(15)
Powertrain	65	53	95	68
Eliminations and Other	(16)	(16)	(35)	(23)

Total Trading profit of Industrial Activities under IFRS	$655	$684	$1,035	$1,087

Financial Services	146	144	276	279

Trading profit under IFRS	$801	$828	$1,311	$1,366

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

A summary of additional reportable segment information for the three and six months ended June 30, 2014 and 2013 is as follows (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Revenues:
Agricultural Equipment	$4,436	$4,539	$8,142	$8,483
Construction Equipment	931	939	1,705	1,693
Commercial Vehicles	2,756	2,760	5,110	5,123
Powertrain	1,252	1,103	2,457	2,080
Eliminations and Other	(757)	(760)	(1,533)	(1,496)

Net revenues of Industrial Activities under IFRS	8,618	8,581	15,881	15,883
Financial Services	528	474	1,037	965
Eliminations and Other	(138)	(133)	(266)	(268)

Net revenues under IFRS	9,008	8,922	16,652	16,580
Differences, principally classification proceeds from the final sale of equipment sold under buy-back commitment or leased, net of finance income of Industrial Activities	(97)	(93)	(201)	(200)

Revenues under U.S. GAAP	$8,911	$8,829	$16,451	$16,380

9. RECEIVABLES

Financing Receivables, net

A summary of financing receivables as of June 30, 2014 and December 31, 2013 is as follows:

	June 30,	December 31,
	2014	2013
	(in millions)
Retail	$12,606	$12,730
Wholesale	10,530	9,111
Other	102	135

	$23,238	$21,976

Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

The aging of financing receivables as of June 30, 2014 and December 31, 2013 is as follows (in millions):

	June 30, 2014
	30-59 Days	60-89 Days	Greater Than	Total Past		Total	Non
	Past Due	Past Due	90 Days	Due	Current	Performing	Performing	Total
Retail
NAFTA	$10	—	$—	$10	$8,549	$8,559	$13	$8,572
EMEA	22	15	—	37	1,370	1,407	153	1,560
LATAM	11	—	—	11	1,776	1,787	41	1,828
APAC	14	2	8	24	619	643	3	646

Total Retail	$57	$17	$8	$82	$12,314	$12,396	$210	$12,606

Wholesale
NAFTA	$—	$—	$—	$—	$4,520	$4,520	$43	$4,563
EMEA	104	7	—	111	4,482	4,593	136	4,729
LATAM	6	—	—	6	785	791	—	791
APAC	24	7	32	63	343	406	41	447

Total Wholesale	$134	$14	$32	$180	$10,130	$10,310	$220	$10,530

	December 31, 2013
	30-59 Days	60-89 Days	Greater Than	Total Past		Total	Non
	Past Due	Past Due	90 Days	Due	Current	Performing	Performing	Total
Retail
NAFTA	$18	$5	$3	$26	$8,336	$8,362	$30	$8,392
EMEA	75	21	8	104	1,524	1,628	220	1,848
LATAM	4	—	—	4	1,651	1,655	51	1,706
APAC	40	9	6	55	727	782	2	784

Total Retail	$137	$35	$17	$189	$12,238	$12,427	$303	$12,730

Wholesale
NAFTA	$—	$—	$—	$—	$3,536	$3,536	$30	$3,566
EMEA	180	36	1	217	4,052	4,269	241	4,510
LATAM	—	—	—	—	796	796	1	797
APAC	4	5	18	27	211	238	—	238

Total Wholesale	$184	$41	$19	$244	$8,595	$8,839	$272	$9,111

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Allowance for credit losses activity for the three and six months ended June 30, 2014 and 2013 is as follows:

	Three Months Ended June 30, 2014
	Retail	Wholesale	Other	Total
Opening Balance	$546	$153	$7	$706
Provision	15	5	2	22
charge-offs, net of recoveries	(23)	(1)	(2)	(26)
Foreign Currency Translation and Other	21	3	1	25

Ending Balance	559	160	8	727

	Six Month Ended June 30, 2014
	Retail	Wholesale	Other	Total
Opening Balance	$613	$112	$1	$726
Provision	35	7	3	$45
charge-offs, net of recoveries	(46)	(10)	(3)	$(59)
Foreign Currency Translation and Other	(43)	51	7	15

Ending Balance	559	160	8	727

Ending Balance: Individually Evaluated for Impairment	275	130	—	405

Ending Balance: Collectively Evaluated for Impairment	284	30	8	322

Receivables:
Ending Balance	12,606	10,530	102	23,238

Ending Balance: Individually Evaluated for Impairment	529	844	—	1,373

Ending Balance: Collectively Evaluated for Impairment	$12,077	$9,686	$102	$21,865

	Three Months Ended June 30, 2013
	Retail	Wholesale	Other	Total
Opening Balance	$625	$124	$—	$749
Provision	9	(4)	—	5
charge-offs, net of recoveries	(27)	—	—	(27)
Foreign Currency Translation and Other	(38)	(6)	1	(43)

Ending Balance	569	114	1	684

	Six Month Ended June 30, 2013
	Retail	Wholesale	Other	Total
Opening Balance	$661	$120	$1	$782
Provision	40	3	1	$44
charge-offs, net of recoveries	(84)	(2)	(1)	$(87)
Foreign Currency Translation and Other	(48)	(7)	—	(55)

Ending Balance	569	114	1	684

Ending Balance: Individually Evaluated for Impairment	267	85	—	352

Ending Balance: Collectively Evaluated for Impairment	302	29	1	332

Receivables:
Ending Balance	11,602	9,333	116	21,051

Ending Balance: Individually Evaluated for Impairment	550	763	—	1,313

Ending Balance: Collectively Evaluated for Impairment	$11,052	$8,570	$116	$19,738

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Allowance for credit losses activity for the year ended December 31, 2013 is as follows:

	December 31, 2013
	Retail	Wholesale	Other	Total
Opening Balance	$661	$120	$1	$782
Provision	62	1	—	63
charge-offs, net of recoveries	(111)	(8)	—	(119)
Foreign Currency Translation and Other	1	(1)	—	—

Ending Balance	613	112	1	726

Ending Balance: Individually Evaluated for Impairment	292	101	—	393

Ending Balance: Collectively Evaluated for Impairment	321	11	1	333

Receivables:
Ending Balance	12,730	9,111	135	21,976

Ending Balance: Individually Evaluated for Impairment	569	742	—	1,311

Ending Balance: Collectively Evaluated for Impairment	$12,161	$8,369	$135	$20,665

Financing receivables are considered impaired when it is probable the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, or have provided bankruptcy notification, or require significant collection efforts. Receivables, which are impaired, are generally classified as non-performing.

	June 30, 2014				December 31, 2013
		Unpaid				Unpaid
	Recorded	Principal	Related	Average	Recorded	Principal	Related	Average
	Investment	Balance	Allowance	Investment	Investment	Balance	Allowance	Investment
With no related allowance
Retail
NAFTA	$13	$13	$—	$14	$17	$17	$—	$11
EMEA	$—	$—	$—	$—	$—	$—	$—	$—
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
wholesale
NAFTA	$7	$7	$—	$9	$—	$—	$—	$—
EMEA	$45	$45	$—	$41	$42	$42	$—	$40
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
With an allowance recorded
Retail
NAFTA	$29	$28	$11	$29	$27	$27	$13	$30
EMEA	$420	$420	$238	$419	$447	$447	$249	$473
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$67	$67	$26	$70	$78	$78	$30	$69
wholesale
NAFTA	$51	$48	$4	$53	$31	$30	$6	$34
EMEA	$673	$673	$73	$669	$644	$644	$78	$655
LATAM	$17	$15	$7	$24	$13	$11	$10	$14
APAC	$51	$51	$46	$47	$12	$12	$7	$14
Total
Retail	$529	$528	$275	$532	$569	$569	$292	$583
Wholesale	$844	$839	$130	$843	$742	$739	$101	$757

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Troubled Debt Restructurings

A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third party guarantees.

Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations under the loans based on a credit review, the TDR classification is not removed from the receivable.

As of June 30, 2014, the Company had approximately 715 retail and finance lease receivable contracts in NAFTA classified as TDRs, of which the pre-modification value was $16 million and the post-modification value was $14 million. The court has determined the concession in 475 of these cases. The pre-modification value of these contracts was $9 million and the post-modification value was $7 million. As of June 30, 2013, the Company had approximately 900 retail and finance lease receivable contracts in NAFTA classified as TDRs, of which the pre-modification value was $25 million and the post-modification value was $22 million. The court has determined the concession in 550 of these cases. The pre-modification value of these contracts was $9 million and the post-modification value was $8 million. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous 12 months ended June 30, 2014 and 2013.

As of June 30, 2014 and 2013, the Company had approximately $181 million and $223 million, respectively, in retail and finance lease receivable contracts related to Commercial Vehicles classified as TDRs. The concessions granted on these receivables are primarily skip payments and extensions of contract maturities and, the amount of these receivables that subsequently re-defaulted was not material.

As of June 30, 2014 and 2013, the Company had approximately $72 million and $95 million, respectively, in retail and finance lease contracts in LATAM classified as TDRs. The concessions granted on these receivables are primarily skip payments and extensions of contract maturities and, the amount of these receivables that subsequently re-defaulted was not material.

As of June 30, 2014 and 2013, the Company’s wholesale TDR agreements were immaterial.

Transfers of Financial Assets

The Company transfers a number of its financial receivables under securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.

These trusts were determined to be VIEs and, consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.

No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company, in its role as servicer.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and recognizes a financial liability of the same amount under asset-backed financing.

At June 30, 2014 and December 31, 2013, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	June 30, 2014	December 31, 2013
Retail note and finance lease receivables	$9,013	$8,960
Wholesale receivables	7,363	6,042

Total	$16,376	$15,002

At June 30, 2014 and December 31, 2013, the Company also had $218 million and $360 million, respectively, of VAT receivables included in Other Assets that were used as collateral in certain borrowings.

10. INVENTORIES

Inventories as of June 30, 2014 and December 31, 2013 consist of the following (in millions):

	June 30, 2014	December 31, 2013
Raw materials	$2,217	$1,956
Work-in-process	1,144	949
Finished goods	5,473	4,505

Total inventories	$8,834	$7,410

11. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

A summary of investments in unconsolidated subsidiaries and affiliates as of June 30, 2014 and December 31, 2013 is as follows:

	June 30, 2014	December 31, 2013
	(in millions)
Equity method	$638	$638
Cost method	7	7

Total	$645	$645

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

12. GOODWILL AND OTHER INTANGIBLES

Changes in the carrying amount of goodwill for the six months ended June 30, 2014 are as follows (in millions):

	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at December 31, 2013	$1,657	$606	$71	$6	$164	$2,504
Impact of foreign exchange	2	(2)	—	—	—	—

Balance at June 30, 2014	$1,659	$604	$71	$6	$164	$2,504

As of June 30, 2014 and December 31, 2013, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		June 30, 2014			December 31, 2013
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Dealer Networks	15	$250	$125	$125	$252	$122	$130
Patents, concessions, licenses and other	5-25	1,713	1,338	375	1,505	1,097	408

		1,963	1,463	500	1,757	1,219	538

Other intangible assets not subject to amortization:
Trademarks		273	—	273	272	—	272

Total other intangible assets		$2,236	$1,463	$773	$2,029	$1,219	$810

CNH Industrial recorded amortization expense of $25 million and $27 million for the three months ended June 30, 2014 and 2013, and $52 and $55 for the six months ended June 30, 2014 and 2013, respectively.

13. CREDIT FACILITIES AND DEBT

On March 18, 2014, CNH Industrial closed its offering of €1 billion ($1.4 billion) in principal amount of 2.75% notes due March 2019, which was priced on March 13, 2014. The notes have been issued by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., under the Global Medium Term Note Programme guaranteed by CNH Industrial N.V.

On June 30, 2014, CNH Industrial closed its offering of $500 million in principal amount of 3.375% notes due in July 2019, issued at an issue price of 99.426%. The net proceeds under this offering were $492.3 million after payment of offering and other related expenses. The notes have been issued by CNH Industrial Capital LLC, a wholly-owned subsidiary of CNH Industrial N.V., and are guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company LLC, each a wholly-owned subsidiary of CNH Industrial Capital LLC.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

14. OTHER LIABILITIES

A summary of other liabilities as of June 30, 2014 and December 31, 2013 is as follows:

	June 30, 2014	December 31, 2013
	(in millions)
Advances on buy-back agreements	$1,986	$1,902
Warranty and campaign programs	1,123	1,111
Marketing and sales incentive programs	1,600	1,340
Accrued expenses and deferred income	683	748
Legal reserves	518	551
Contract reserve	449	467
Restructuring reserve	76	77
Other	2,416	2,539

Total	$8,851	$8,735

Warranty and Campaign Program

CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three and six months ended June 30, 2014 and 2013 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended June 30,
	2014	2013
	(in millions)
Balance at April 1	$1,096	$1,023
Additions	215	220
Claims paid	(213)	(189)
Currency translation adjustment and other	25	(9)

Balance at June 30	$1,123	$1,045

	Six Months Ended June 30,
	2014	2013
	(in millions)
Balance at January 1	$1,111	$1,058
Additions	393	385
Claims paid	(405)	(364)
Currency translation adjustment and other	24	(34)

Balance at June 30	$1,123	$1,045

Restructuring Provision

The Company incurred restructuring costs of $30 million and $20 million for the three months ended June 30, 2014 and 2013, and $42 million and $29 million for the six months ended June 30, 2014 and 2013, respectively. Restructuring costs incurred in 2014 were primarily related to Construction Equipment in the amount of $27 million and Commercial Vehicles in the amount of $15 million. Restructuring costs incurred in 2013 were primarily related to Commercial Vehicles.

Actions identified by Construction Equipment are related to the re-tooling of its industrial footprint in connection with the recently announced enlargement of the licensing agreements with Sumitomo (S.H.I.) Construction Machinery Co., Ltd, as well as the re-positioning of Case and New Holland brand offerings and the consequent alignment of their dealer networks. The recently announced closure of the assembly plant in Calhoun, Georgia, represents one of these actions. For the six months ended June 30, 2014, expenses incurred by Construction Equipment were primarily related to the planned closure of the facility in Calhoun, Georgia and the re-positioning of the brand offerings and related dealer networks.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Commercial Vehicles actions, part of the Company’s recently announced Efficiency Program, are focused on selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure, as well as on the completion of manufacturing product specialization programs.

15. COMMITMENTS AND CONTINGENCIES

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability (including asbestos-related liability), product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. The most significant of these matters are described below.

The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against our earnings and included in “Other liabilities” on the condensed consolidated balance sheets.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 64 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 15 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 58 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved; it has not been named as a potentially responsible party (“PRP”); or its liability is likely de minimis.

Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 64 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position or results of operations.

The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or which are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position or results of operations.

The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.

Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of June 30, 2014 and December 31, 2013, environmental reserves of approximately $44 million and $46 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Other Litigation and Investigation

Ligon: In this action alleging breach of contract and fraud following CNH America’s (now known as CNH Industrial America LLC) decision to change its supplier of hydraulic cylinders, Ligon and HTI sought damages related to unused inventory they claim HTI manufactured in reliance on CNH America’s planning numbers, alleged lost profits, equipment and improvement costs and

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

punitive damages. Following trial in December 2011, the jury returned its verdict on December 16, 2011, finding in CNH America’s favor on HTI’s contract claim, and in plaintiffs’ favor on the fraudulent suppression claim. The jury awarded plaintiffs $3.8 million in compensatory damages and $7.6 million in punitive damages. CNH America appealed the case to the Alabama Supreme Court. On November 8, 2013 the Alabama Supreme Court, in a 6-2 decision, affirmed the jury award of compensatory and punitive damages. Following an agreement between plaintiffs and CNH America as to the verdict, interest and court-awarded costs, CNH America paid plaintiffs $12.8 million on January 7, 2014. The amount was accrued for in “Other liabilities” at December 31, 2013. The judgment was marked in the trial court record as having been satisfied and the matter is closed.

European Commission anti-competition investigation: Starting January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of commercial vehicles in the European Union in relation to possible anti-competitive behavior. It is not possible at the present moment to predict when and in what way these investigations will be concluded.

Guarantees

At June 30, 2014 and December 31, 2013, CNH Industrial has provided guarantees of $430 million and $513 million, respectively, on the debt or commitments of third parties or non-consolidated affiliates. These guarantees consist of loan guarantees on behalf of certain dealers by Agricultural Equipment and Construction Equipment and performance guarantees on behalf of some joint ventures by Commercial Vehicles.

Other Contingencies

Fiat Industrial S.p.A. (“Fiat Industrial”) was formed as a result of the demerger of Fiat S.p.A. (“Fiat”) in favor of Fiat Industrial (the “Demerger”). CNH Industrial, as successor to Fiat Industrial, continues to be liable jointly with Fiat for any liabilities of Fiat that arose prior to effectiveness of the Demerger and that remained unsatisfied at the effective date of the Demerger in the event that Fiat fails to satisfy such liabilities. The statutory liability assumed by CNH Industrial is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until all the liabilities of Fiat existing as of the Demerger are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with Fiat in relation to tax liabilities, even if such liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. CNH Industrial estimates that the liabilities of Fiat that were outstanding as of June 30, 2014 for which CNH Industrial may be held jointly liable as described above in the event that Fiat fails to satisfy such obligations amount to approximately $5.6 billion, the majority of which consists of bonds. CNH Industrial evaluated as extremely remote the risk of Fiat’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned joint-liabilities.

16. FINANCIAL INSTRUMENTS

Determination of Fair Value

When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will make use of observable market based inputs to calculate fair value, in which case the items are classified in Level 2.

If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models, as well as any significant assumptions.

Derivatives

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the statements of condensed consolidated cash flows.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Foreign Exchange Contracts

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 17 months and the after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $(65) million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $10.2 billion and $9.7 billion at June 30, 2014 and December 31, 2013, respectively.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated in cash flow hedging relationships are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Other, net” in the condensed consolidated statements of operations and was insignificant for all periods presented. The maximum length of time over which CNH Industrial is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 57 months. The after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is approximately $(1) million.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Ineffectiveness was insignificant for the three and six months ended June 30, 2014 and 2013, respectively.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three and six months ended June 30, 2014 and 2013, respectively.

All of CNH Industrial’s interest rate derivatives outstanding as of June 30, 2014 and December 31, 2013 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.8 billion and $5.7 billion at June 30, 2014 and December 31, 2013, respectively.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Financial Statement impact of CNH Industrial Derivatives

The fair values of CNH Industrial’s derivatives as of June 30, 2014 and December 31, 2013 in the condensed consolidated balance sheets are recorded as follows:

	June 30, 2014	December 31, 2013
	(in millions)
Derivatives Designated as Hedging Instruments:
Assets:
Foreign exchange contracts	$44	$159
Interest rate derivatives	48	49

Total assets	$92	$208

Liabilities
Foreign exchange contracts	$(108)	$(42)
Interest rate derivatives	(18)	(14)

Total liabilities	$(126)	$(56)

Derivatives Not Designated as Hedging Instruments:
Assets:
Foreign exchange contracts	$16	$45
Interest rate derivatives	7	8

Total assets	$23	$53

Liabilities
Foreign exchange contracts	$(43)	$(28)
Interest rate derivatives	(9)	(10)

Total liabilities	$(52)	$(38)

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Pre-tax gains (losses) on the condensed consolidated statements of operations related to CNH Industrial’s derivatives for the three and six months ended June 30, 2014 and 2013 are recorded in the following accounts:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Fair Value Hedges
Interest rate derivatives—Interest expense	$(9)	$(40)	$1	$(38)
Gains/(losses) on hedged items—Interest expense	9	40	(1)	38
Cash Flow Hedges
Recognized in accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—accumulated other comprehensive income	$(88)	$140	$(129)	$85
Interest rate derivatives—accumulated other comprehensive income	$(1)	$1	$2	$5
Reclassified from accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—Net sales	$8	$7	$12	$5
Foreign exchange contracts—Cost of goods sold	37	(10)	50	(13)
Foreign exchange contracts—Other, net	(12)	33	(12)	26
Interest rate derivatives—Interest expense	(12)	(3)	(5)	(8)
Not Designated as Hedges
Foreign exchange contracts—Other, net	$(34)	$75	$(31)	$57
Interest rate derivatives—Interest expense	$—	$—	$—	$—

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at June 30, 2014 and December 31, 2013:

	Level 1		Level 2		Total
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$60	$204	$60	$204
Interest rate derivatives	—	—	55	57	55	57
Available for sale securities	1	1	—	—	1	1

Total assets	$1	$1	$115	$261	$116	$262

Liabilities
Foreign exchange derivatives	$—	$—	$(151)	$(70)	$(151)	$(70)
Interest rate derivatives	—	—	(27)	(24)	(27)	(24)

Total liabilities	$—	$—	$(178)	$(94)	$(178)	$(94)

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates their fair value.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of June 30, 2014 and December 31, 2013 are as follows:

	June 30, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$23,238	$23,118	$21,976	$21,974
Debt	$31,339	$31,811	$29,866	$30,361

Financing receivables

The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.

Debt

All debt is classified as a Level 2 fair value measurement, with the exception of bonds issued by CNH Industrial Finance Europe S.A. which are classified as a Level 1 fair value measurement.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company’s share of comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income of entities accounted for using the equity method, and reclassifications for amounts included in net income less net income and other comprehensive income attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 16: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following:

Three months ended June 30, 2014	Gross Amount	Income Taxes	Net Amount
Unrealized loss on cash flow hedges	$(110)	$29	$(81)
Changes in retirement plans’ funded status	6	(3)	3
Foreign currency translation	146	—	146
Share of other comprehensive income of entities using the equity method	3	—	3

Other comprehensive income	$45	$26	$71

Three months ended June 30, 2013	Gross Amount	Income Taxes	Net Amount
Unrealized gain on cash flow hedges	$114	$(14)	$100
Changes in retirement plans’ funded status	20	(7)	13
Foreign currency translation	(369)	—	(369)
Unrealized loss on available for sale securities	(1)	—	(1)
Share of other comprehensive income (loss) of entities using the equity method	(22)	—	(22)

Other comprehensive income (loss)	$(258)	$(21)	$(279)

Six months ended June 30, 2014	Gross Amount	Income Taxes	Net Amount
Unrealized loss on cash flow hedges	$(172)	$49	$(123)
Changes in retirement plans’ funded status	20	(6)	14
Foreign currency translation	201	—	201
Share of other comprehensive income (loss) of entities using the equity method	(1)	—	(1)

Other comprehensive income	$48	$43	$91

Six months ended June 30, 2013	Gross Amount	Income Taxes	Net Amount
Unrealized gain on cash flow hedges	$80	$(3)	$77
Changes in retirement plans’ funded status	64	(17)	47
Foreign currency translation	(301)	—	(301)
Unrealized loss on available for sale securities	(2)	—	(2)
Share of other comprehensive income (loss) of entities using the equity method	(13)	—	(13)

Other comprehensive income (loss)	$(172)	$(20)	$(192)

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following:

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Unrealized Gain (Loss) on Available For Sale Securities	Share of Other Comprehensive Income (Loss) of Entities Using the Equity Method	Total
Balance, December 31, 2012	$(41)	$(810)	$(70)	$2	$8	$(911)

Other comprehensive income (loss), before reclassifications	77	14	(265)	—	(11)	(185)
Amounts reclassified from other comprehensive income (loss)	(7)	32	—	(1)	—	24

Other comprehensive income (loss)¹	70	46	(265)	(1)	(11)	(161)

Balance, June 30, 2013	$29	$(764)	$(335)	$1	$(3)	$(1,072)

Balance, December 31, 2013	$49	$(826)	$(574)	$—	$(22)	$(1,373)

Other comprehensive income (loss), before reclassifications	(92)	(11)	201	—	(1)	97
Amounts reclassified from other comprehensive income (loss)	(31)	25	—	—	—	(6)

Other comprehensive income (loss)¹	(123)	14	201		(1)	91

Balance, June 30, 2014	$(74)	$(812)	$(373)	$—	$(23)	$(1,282)

¹	Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of nil and $(21) million for the three months ended June 30, 2014 and 2013, and nil and $(31) for the six months ended June 30, 2014 and 2013, respectively.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three and six months ended June 30, 2014 and 2013 consisted of the following:

	Amount reclassified from other comprehensive income (loss)		Amount reclassified from other comprehensive income (loss)		Consolidated Statement of Operations line
	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(in millions)		(in millions)
Cash flow hedges	$(8)	$(7)	$(12)	$(5)	Net sales
	(37)	10	(50)	13	Cost of goods sold
	12	(33)	12	(26)	Other, net
	12	3	5	8	Interest expense
	6	9	14	3	Income taxes

	$(15)	$(18)	$(31)	$(7)

Change in retirement plans’ funded status:
Amortization of actuarial losses	$19	$24	$36	$48	*
Amortization of prior service cost	(2)	(3)	(5)	(6)	*
	(3)	(5)	(6)	(10)	Income taxes

	$14	$16	$25	$32

Available-for-sale securities	$—	$—	$—	$(1)	Other, net

Total reclassifications, net of tax	$(1)	$(2)	$(6)	$24

*	These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.

18. RELATED PARTY INFORMATION

CNH Industrial’s related parties are primarily Exor S.p.A. and the companies that Exor controls or has significant influence over, including Fiat S.p.A. and its subsidiaries and affiliates (Fiat or the Fiat Group). As of June 30, 2014, Exor S.p.A. held 41.4% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by Exor S.p.A. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of June 30, 2014. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates which CNH Industrial has a significant influence over or jointly controls.

For material related party transactions involving the purchase of goods and services, CNH Industrial generally solicits and evaluates bid proposals prior to entering into any such transactions. The Company’s Audit Committee conducts a review to determine that all related party transactions are on what the Audit Committee has determined to be arm’s-length terms.

Transactions with the Fiat Group and Exor

In connection with the Demerger, Fiat and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. In 2011, various entities of CNH Industrial approved the MSA and the applicable related Opt-In letters. Companies of the Fiat Group provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, research and development, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

During 2012, CNH Industrial America, LLC pre-merger entered into a lease agreement with Chrysler Group LLC in which the Company leases an aircraft to Chrysler Group LLC with an initial term of two years and annual rent of approximately $1.3 million.

During 2012, Fiat India Private Limited (“FIPL”) lost its Indian Supreme Court case regarding the proper amount of excise duty imposed on the valuation of motor vehicles for the period April 1998 through June 2001. As the successor company of the amalgamation, New Holland Fiat (India) Pvt. Ltd. (“NHFIPL”) is liable for the payment of the $59 million excise duty. Although the Indian Supreme Court did not rule on interest, the Indian Excise Department has demanded interest, which was not quantified in the demand letter (but which could aggregate to as much as approximately $128 million). Since this liability pertains to the period prior to the amalgamation, the indemnification clause in the Merger Agreement signed on February 22, 2008 requires Fiat Group Automobiles S.p.A. (“FGA”) to fully reimburse CNH Asian Holdings (or NHFIPL) for this excise duty and any interest related thereto. The Company had recorded the excise duty accrual and related indemnification receivable from FGA within other liabilities and other assets, respectively. The interest would also be indemnified by FGA and, therefore, would not have any net impact on the condensed consolidated statements of operations or cash flows for the Company. As of December 31, 2012 the remaining balance of both excise duty accrual and related indemnification receivable from FGA amounted to $45 million. The accrual and receivable were settled in 2013.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, the Fiat Group companies.

These transactions with the Fiat Group are reflected on the Company’s condensed consolidated statements of operations as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net sales	$267	$226	$514	$446

Cost of goods sold	$202	$205	$322	$316

Selling, general and administrative expenses	$83	$91	$135	$144

	June 30, 2014	December 31, 2013
Trade receivables	$36	$36

Trade payables	$173	$178

Exor is a major investment holding company in Europe. Among other things, Exor manages a portfolio that includes investments in Fiat and Cushman & Wakefield, Inc. CNH Industrial purchases real estate services from Cushman & Wakefield. The related transaction amounts were insignificant for the three and six months ended June 30, 2014 and 2013.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Transactions with the unconsolidated subsidiaries and affiliates

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as Iveco Oto Melara Societa consortile, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net sales	$203	$144	$411	$333

Cost of goods sold	$149	$127	$273	$256

	June 30, 2014	December 31, 2013
Trade receivables	$111	$83

Trade payables	$180	$162

At June 30, 2014 and December 31, 2013, CNH Industrial had pledged guarantees on commitments of its joint venture for an amount of $285 million and $272 million, respectively, mainly related to Iveco—Oto Melara Società consortile.

Transactions with other related parties

For the three and six months ended 2013, the Company’s cost of goods sold includes $12 and $25 million related to purchases of components from the Brembo Group, which is controlled by Alberto Bombassei, who was a member of the Fiat Industrial Board of Directors until the merger of Fiat Industrial into CNH Industrial.

19. SHARE-BASED COMPENSATION

CNH Industrial recognized total share-based compensation expense of $6 million and $9 million for the three months ended June 30, 2014 and 2013 and $11 million and $23 million for the six months ended June 30, 2014 and 2013, respectively.

At the Annual General Meeting of Shareholders (“AGM”) held on April 16, 2014, the Company’s shareholders approved the adoption of the CNH Industrial N.V. Equity Incentive Plan (“EIP”), an umbrella program defining the terms and conditions for any subsequent long term incentive program, whose main features are as follows:

•	The EIP allows grants of the following specific types of equity awards to any current or prospective executive director, officer or employee of, or service provider to, CNH Industrial: stock options, stock appreciation rights, restricted share units, restricted stock, performance shares or performance share units and other stock-based awards that are payable in cash, common shares or any combination thereof subject to the terms and conditions established by the Compensation Committee.

•	The EIP authorizes 25 million common shares over a five-year period, of which a maximum of 7 million would be authorized for awards to executive directors. These shares may be newly issued shares or treasury shares.

•	The EIP will terminate at, and no more awards will be permitted to be granted thereunder ten years after its adoption by the Board of Directors of CNH Industrial. The termination of the EIP will not affect previously granted awards.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

New grants

Performance Share Units

In June 2014, CNH Industrial issued to its Chief Executive Officer and selected key employees approximately 12 million Performance Share Units (PSUs) with financial performance goals covering a five-year period from January 1, 2014 to December 31, 2018. The performance goals include a performance condition as well as a market condition, with each weighted at 50% and paying out independently of the other. Half of the award will vest if the performance condition is met; whereas the other half, which is based on the market condition, has a payout scale ranging from 0% to 150%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 12 million shares. One third of total grant will vest in February 2017, a cumulative two-thirds in February 2018, and a cumulative 100% in February 2019 if the respective financial goals for 2014 to 2016, 2014 to 2017 and 2014 to 2018 are achieved.

The fair value of the award that is contingent upon the achievement of the performance condition is measured using stock prices on respective grant dates adjusted for the present value of future dividends employees will not receive during the vesting period. The weighted average fair value for the PSUs that is based on the performance condition is $9.54 per share.

The fair value of the award that is based on the market condition is calculated using the Monte Carlo Simulation model. The weighted average fair value for the award is $8.29 per share and the key assumptions utilized in the model are listed as follows:

	Key Assumptions for awards issued on
	June 9, 2014	June 25, 2014
Grant date stock price	$10.88	$10.19
Volatility	44.5%	44.1%
Dividend yield	2.6%	2.7%
Risk-free rate	1.69%	1.68%

Restricted Share Units

In June 2014, CNH Industrial also issued to selected employees approximately one million shares of Restricted Share Units (RSUs) with a weighted average fair value of $9.64 per share. These shares will vest in three equal tranches over a three-year period. The fair value of the award is measured using the stock price on the grant date adjusted for the present value of future dividends employees will not receive during the vesting period.

Additionally, CNH Industrial issued 3 million restricted share units to Mr. Marchionne, the Chairman of CNH Industrial, in June 2014. These shares are service based and will vest in five tranches at the end of each year starting December 31, 2014. The weighted average fair value of these shares is $10.41 per share, measured using the stock price on the grant date adjusted for the present value of future dividends Mr. Marchionne will not receive during the vesting period.

20. SUPPLEMENTAL INFORMATION

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental information does not purport to represent the operations of each group as if each group were to operate on a standalone basis. For example, Industrial Activities presents the cost of “interest free” periods for wholesale receivables as Interest Compensation to Financial Services, and not as a reduction of sales in their statements of operations. This supplemental data is as follows:

Industrial Activities—The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services business. Financial Services business has been included using the equity method of accounting whereby the net income and net assets of Financial Services business are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying condensed consolidated statements of operations, and in “Investment in Financial Services” in the accompanying condensed consolidated balance sheets.

Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

	Statements of Operations
	Industrial Activities		Financial Services
	Three Months Ended June 30,		Three Months Ended June 30,
	2014	2013	2014	2013
	(in millions, except share data)
Revenues
Net sales	$8,564	$8,536	$—	$—
Finance and interest income	66	65	468	414

Total Revenues	$8,630	$8,601	$468	$414

Costs and Expenses
Cost of goods sold	$6,922	$6,858	$—	$—
Selling, general & administrative expenses	666	695	86	70
Research and development expenses	298	297	—	—
Restructuring expenses	30	20	—	—
Interest expense	224	199	178	161
Interest compensation to Financial Services	94	86	—	—
Other, net	58	63	57	38

Total Costs and Expenses	8,292	8,218	321	269

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	338	383	147	145
Income taxes	111	168	47	53
Equity income of unconsolidated subsidiaries and affiliates	27	37	4	4
Results from intersegment investments	104	96	1	—

Net Income	$358	$348	$105	$96

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Statements of Operations
	Industrial Activities		Financial Services
	Six Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(in millions, except share data)
Revenues
Net sales	$15,777	$15,793	$—	$—
Finance and interest income	126	133	908	831

Total Revenues	$15,903	$15,926	$908	$831

Costs and Expenses
Cost of goods sold	$12,801	$12,775	$—	$—
Selling, general & administrative expenses	1,331	1,350	173	140
Research and development expenses	555	561	—	—
Restructuring expenses	42	29	—	—
Interest expense	419	379	350	327
Interest compensation to Financial Services	180	165	—	—
Other, net	147	116	109	123

Total Costs and Expenses	15,475	15,375	632	590

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	428	551	276	241
Income taxes	206	268	95	91
Equity income of unconsolidated subsidiaries and affiliates	48	59	8	7
Results from intersegment investments	189	157	2	(2)

Net Income	$459	$499	$191	$155

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Balance Sheets
	Industrial Activities		Financial Services
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
	(in millions)
ASSETS
Cash and cash equivalents	$3,699	$4,010	$916	$1,557
Restricted cash	5	—	746	922
Trade receivables, net	1,265	1,338	87	88
Financing receivables, net	5,610	5,826	24,758	23,640
Inventories, net	8,742	7,314	92	96
Property, plant and equipment, net	7,222	7,085	5	5
Investments in unconsolidated subsidiaries and affiliates	3,193	3,049	142	129
Equipment under operating leases	27	34	1,207	1,025
Goodwill	2,340	2,340	164	164
Other Intangible assets, net	750	796	23	14
Deferred tax assets	1,604	1,437	294	242
Derivative assets	108	254	9	10
Other assets	1,902	1,884	914	1,040

TOTAL ASSETS	$36,467	$35,367	$29,357	$28,932

LIABILITIES AND EQUITY
Debt	$12,923	$11,948	$25,546	$25,408
Trade payables	6,998	7,162	190	273
Deferred tax liabilities	296	225	197	160
Pension, postretirement and other post-employment benefits	2,395	2,419	19	8
Derivative liabilities	164	78	16	19
Other liabilities	8,535	8,568	698	531

TOTAL LIABILITIES	$31,311	$30,400	$26,666	$26,399

Redeemable noncontrolling interest	12	12	—	—
Equity	5,144	4,955	2,691	2,533

TOTAL EQUITY AND LIABILITIES	$36,467	$35,367	$29,357	$28,932

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Cash Flow Statements
	Industrial Activities		Financial Services
	Six Months Ended June 30,
	2014	2013	2014	2013
	(in millions)
Operating activities:
Net income	$459	$499	$191	$155
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense, net of equipment under operating leases and assets sold under buy-back commitments	358	346	2	2
Depreciation and amortization expense of equipment under operating leases and assets sold under buy-back commitments	125	119	71	60
Loss (gain) from disposal of assets	—	1	1	(1)
Undistributed income of unconsolidated subsidiaries	(87)	68	(10)	1
Other non-cash items	27	71	61	32
Changes in operating assets and liabilities:
Provisions	165	194	28	27
Deferred income taxes	(29)	(89)	(9)	(15)
Trade and financing receivables related to sales, net	84	(240)	(1,413)	(1,407)
Inventories, net	(1,384)	(1440)	4	2
Trade payables	(174)	652	(84)	(53)
Other assets and liabilities	(147)	(132)	272	48

Net cash (used in) provided by operating activities	(603)	49	(886)	(1,149)

Investing activities:
Additions to retail receivables	—	—	(3,034)	(3,390)
Collections of retail receivables	—	—	3,236	3,195
Proceeds from sale of assets, net of equipment under operating leases and assets sold under buy-back commitments	10	—	—	—
Proceeds from sale of assets previously under operating leases and assets sold under buy-back commitments	138	105	130	134
Expenditures for property, plant and equipment and intangible assets, net of equipment under operating leases and assets sold under buy-back commitments	(342)	(400)	(12)	(1)
Expenditures for equipment under operating leases and assets sold under buy-back commitments	(372)	(309)	(401)	(273)
Other	96	54	182	190

Net cash (used in) provided by investing activities	(470)	(550)	101	(145)

Financing activities:
Proceeds from long-term debt	1,898	659	8,006	8,391
Payments of long-term debt	(541)	(695)	(7,817)	(7,447)
Net decrease in other financial liabilities	(233)	360	13	100
Dividends paid	(379)	(363)	(90)	(233)
Other	6	(5)	14	—

Net cash provided by (used in) financing activities	751	(44)	126	811

Effect of foreign exchange rate changes on cash and cash equivalents	11	(43)	18	(38)

Decrease in cash and cash equivalents	(311)	(588)	(641)	(521)

Cash and cash equivalents, beginning of year	4,010	3,890	1,557	1,309

Cash and cash equivalents, end of period	$3,699	$3,302	$916	$788

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

21. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

CNH Industrial and certain 100% owned subsidiaries of CNH Industrial (the “Guarantor Subsidiaries”) guarantee the 7.875% Senior Notes issued by Case New Holland Industrial Inc. (formerly known as Case New Holland Inc.) in 2010. As the guarantees are fully unconditional, irrevocable and joint and several with all other guarantees and as the Guarantor Subsidiaries are all 100% owned by CNH Industrial, the Company has included the following condensed consolidating financial information as of June 30, 2014 and December 31, 2013 and for the three and six months ended June 30, 2014 and 2013. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units and are primarily reported by the Guarantor Subsidiaries, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Subsidiaries and All Other Subsidiaries.

Prior to the Merger, CNH Global was the parent company of Case New Holland Industrial Inc. Effective September 30, 2013, CNH Global, Fiat Industrial and Fiat Netherlands Holdings N.V. (a wholly-owned subsidiary of Fiat Industrial, “Fiat Netherlands”) merged with and into CNH Industrial which succeeded to all of the assets and liabilities of the three companies. Following the Merger, CNH Industrial became the parent company of Case New Holland Industrial Inc. For comparative purposes, the condensed financial statements for the three and six months ended June 30, 2013 have been reclassified to include CNH Global, Fiat Industrial and Fiat Netherlands as part of the parent entity (CNH Industrial).

In an effort to reduce the complexity of the Company’s legal structure and as a part of the Company’s tax planning strategies, CNH Industrial has actively eliminated and transferred legal entities. During the three months ended June 30, 2014, the parent company acquired the assets and operations of a subsidiary related to Agricultural Equipment and Construction Equipment. For comparative purposes, results of prior periods have been restated to include the results and financial position of the subsidiary with the parent entity. These transactions between entities under common control are accounted for at historical cost in accordance with existing accounting guidance. As a consequence, any material future transactions related to CNH Industrial’s legal entity rationalization activities and tax planning strategies may result in a retroactive restatement of the information contained in this note as these transactions are completed.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Condensed Statements of Operations For the Three Months Ended June 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$592	$3	$3,751	$6,581	$(2,016)	$8,911
Cost and Expenses:
Cost of goods sold	524	—	2,946	5,267	(1,815)	6,922
Selling, general and administrative expenses	28	—	176	548	—	752
Research and development expenses	4	—	107	187	—	298
Restructuring expenses			18	12		30
Interest expense	60	57	33	327	(139)	338
Interest compensation to Financial Services	4	—	58	—	(62)	—
Other, net	7	—	30	49	—	86

	627	57	3,368	6,390	(2,016)	8,426

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(35)	(54)	383	191	—	485
Income taxes	16	(10)	220	(68)	—	158
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	405	217	114	47	(752)	31

Net income (loss)	354	173	277	306	(752)	358
Net income attributable to noncontrolling interests	—	—	—	4	—	4

Net income (loss) attributable to owners of the parent	$354	$173	$277	$302	$(752)	$354

	Condensed Statements of Comprehensive Income For the Three Months Ended June 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$426	$173	$(328)	$303	$(145)	$429
Comprehensive income attributable to noncontrolling interests	—	—	—	3	—	3

Comprehensive income (loss) attributable to owners of the parent	$426	$173	$(328)	$300	$(145)	$426

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Condensed Statements of Operations For the Six Months Ended June 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$1,114	$5	$6,913	$12,122	$(3,703)	$16,451
Cost and Expenses:
Cost of goods sold	977	—	5,424	9,732	(3,334)	12,799
Selling, general and administrative expenses	55	—	342	1,107	—	1,504
Research and development expenses	8	—	202	345	—	555
Restructuring expenses			20	22		42
Interest expense	105	113	67	622	(258)	649
Interest compensation to Financial Services	7	—	104	—	(111)	—
Other, net	32	—	52	114	—	198

	1,184	113	6,211	11,942	(3,703)	15,747

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(70)	(108)	702	180	—	704
Income taxes	6	(32)	294	33	—	301
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	530	417	197	91	(1,179)	56

Net income (loss)	454	341	605	238	(1,179)	459
Net income attributable to noncontrolling interests	—	—	—	5	—	5

Net income (loss) attributable to owners of the parent	$454	$341	$605	$233	$(1,179)	$454

	Condensed Statements of Comprehensive Income For the Six Months Ended June 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$546	$341	$295	$326	$(958)	$550
Comprehensive income attributable to noncontrolling interests	—	—	—	4	—	4

Comprehensive income (loss) attributable to owners of the parent	$546	$341	$295	$322	$(958)	$546

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Condensed Balance Sheets As of June 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$251	$—	$45	$4,319	$—	$4,615
Deposits in subsidiaries’ cash management pools	312	—	3,942	—	(4,254)	—
Receivables	723	818	5,553	36,936	(19,516)	24,514
Inventories, net	269	—	2,019	6,546	—	8,834
Property, plant and equipment, net	78	—	1,229	5,920	—	7,227
Equipment under operating leases	—	—	—	1,234	—	1,234
Investments in unconsolidated subsidiaries and affiliates	254	—	1	390	—	645
Investments in consolidated subsidiaries	11,321	6,705	2,060	585	(20,671)	—
Goodwill and intangibles	5	—	2,768	504	—	3,277
Other	90	55	(2,606)	8,200	(543)	5,196

Total Assets	$13,303	$7,578	$15,011	$64,634	$(44,984)	$55,542

Liabilities and equity:
Debt	$6,120	$4,935	$3,230	$37,134	$(20,080)	$31,339
Trade payables	463	11	2,232	7,309	(2,904)	7,111
Other liabilities	1,632	(165)	315	11,495	(1,329)	11,948
Total equity	5,088	2,797	9,234	8,696	(20,671)	5,144

Total Equity and Liabilities	$13,303	$7,578	$15,011	$64,634	$(44,984)	$55,542

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Condensed Statements of Cash Flow For the Six Months Ended June 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$454	$341	$605	$238	$(1,179)	$459
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	6	—	100	450	—	556
Other, net	202	(411)	(130)	(2,514)	259	(2,594)

Net cash provided by (used in) operating activities	662	(70)	575	(1,826)	(920)	(1,579)

Investing activities:
Expenditures for property, plant and equipment, equipment on operating leases, equipment sold under a buy-back commitment and intangible assets	(5)	—	(61)	(1,061)	—	(1,127)
Net collections from retail receivables and related securitizations	—	—	—	202	—	202
Withdrawals from (deposits in) subsidiaries’ cash management pools	(59)	—	(440)	—	499	—
Other, net	106		(598)	(180)	1,242	570

Net cash (used in) provided by investing activities	42	—	(1,099)	(1,039)	1,741	(355)

Financing Activities:
Net (decrease) increase in indebtedness	(99)	71	(182)	2,356	(820)	1,326
Dividends paid	(371)	(1)	(292)	(706)	991	(379)
Other, net	6	—	1,004	(12)	(992)	6

Net cash (used in) provided by financing activities	(464)	70	530	1,638	(821)	953

Other, net	6	—	1	22	—	29

Increase (decrease) in cash and cash equivalents	246	—	7	(1,205)	—	(952)
Cash and cash equivalents, beginning of year	5	—	38	5,524	—	5,567

Cash and cash equivalents, end of period	$251	$—	$45	$4,319	$—	$4,615

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Condensed Statements of Operations For the Three Months Ended June 30, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$547	$3	$3,814	$6,504	$(2,039)	$8,829
Cost and Expenses:
Cost of goods sold	460	—	3,004	5,225	(1,838)	6,851
Selling, general and administrative expenses	34	—	166	565	—	765
Research and development expenses	4	—	108	185	—	297
Restructuring expenses			—	20	—	20
Interest expense	46	70	34	302	(151)	301
Interest compensation to Financial Services	3	—	47	—	(50)	—
Other, net	384	1	(331)	13	—	67

	931	71	3,028	6,310	(2,039)	8,301
Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(384)	(68)	786	194	—	528
Income taxes	3	(26)	147	97	—	221
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	670	278	97	449	(1,453)	41

Net income (loss)	283	236	736	546	(1,453)	348
Net income attributable to noncontrolling interests	—	—	—	65	—	65

Net income (loss) attributable to owners of the parent	$283	$236	$736	$481	$(1,453)	$283

	Condensed Statements of Comprehensive Income For the Three Months Ended June 30, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$25	$236	$463	$381	$(1,036)	$69
Comprehensive income attributable to noncontrolling interests	—	—	—	44	—	44

Comprehensive income (loss) attributable to owners of the parent	$25	$236	$463	$337	$(1,036)	$25

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Condensed Statements of Operations For the Six Months Ended June 30, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$1,065	$5	$6,986	$12,134	$(3,810)	$16,380
Cost and Expenses:
Cost of goods sold	894	—	5,529	9,780	(3,438)	12,765
Selling, general and administrative expenses	70	—	332	1,088	—	1,490
Research and development expenses	7	—	206	348	—	561
Restructuring expenses			—	29	—	29
Interest expense	86	139	71	554	(277)	573
Interest compensation to Financial Services	6	—	89	—	(95)	—
Other, net	412		(298)	56	—	170

	1,475	139	5,929	11,855	(3,810)	15,588
Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(410)	(134)	1,057	279	—	792
Income taxes	(7)	(51)	233	184	—	359
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	797	330	181	502	(1,744)	66

Net income (loss)	394	247	1,005	597	(1,744)	499
Net income attributable to noncontrolling interests	—	—	—	105	—	105

Net income (loss) attributable to owners of the parent	$394	$247	$1,005	$492	$(1,744)	$394

	Condensed Statements of Comprehensive Income For the Six Months Ended June 30, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$233	$247	$1,012	$418	$(1,603)	$307
Comprehensive income attributable to noncontrolling interests	—	—	—	74	—	74

Comprehensive income (loss) attributable to owners of the parent	$233	$247	$1,012	$344	$(1,603)	$233

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Condensed Balance Sheets As of December 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$5	$—	$38	$5,524	$—	$5,567
Deposits in subsidiaries’ cash management pools	244	—	3,495	—	(3,739)	—
Receivables	638	1,242	5,369	35,328	(19,239)	23,338
Inventories, net	214	—	1,882	5,314	—	7,410
Property, plant and equipment, net	76	—	1,217	5,797	—	7,090
Equipment under operating leases	—	—	—	1,059	—	1,059
Investments in unconsolidated subsidiaries and affiliates	239	—	1	405	—	645
Investments in consolidated subsidiaries	10,489	6,288	1,967	1,144	(19,888)	—
Goodwill and intangibles	5	—	2,758	551	—	3,314
Other	153	29	1,491	4,846	(1,099)	5,420

Total Assets	$12,063	$7,559	$18,218	$59,968	$(43,965)	$53,843

Liabilities and equity:
Debt	$5,321	$4,872	$3,356	$35,775	$(19,458)	$29,866
Trade payables	379	98	2,728	7,612	(3,448)	7,369
Other liabilities	1,462	132	3,906	7,324	(1,171)	11,653
Total equity	4,901	2,457	8,228	9,257	(19,888)	4,955

Total Equity and Liabilities	$12,063	$7,559	$18,218	$59,968	$(43,965)	$53,843

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Condensed Statements of Cash Flow For the Six Months Ended June 30, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$394	$247	$1,005	$597	$(1,744)	$499
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5	—	90	432	—	527
Other, net	(266)	(340)	745	(2,706)	208	(2,359)

Net cash (used in) provided by operating activities	133	(93)	1,840	(1,677)	(1,536)	(1,333)

Investing activities:
Expenditures for property, plant and equipment, equipment on operating leases, equipment sold under a buy-back commitment and intangible assets	(5)	—	(64)	(914)	—	(983)
Net additions to retail receivables and related securitizations	—	—	—	(195)	—	(195)
(Deposits in) withdrawals from subsidiaries’ cash management pools	(376)	—	(973)	—	1,349	—
Other, net	(86)	—	(89)	697	(39)	483

Net cash (used in) provided by investing activities	(467)	—	(1,126)	(412)	1,310	(695)

Financing Activities:
Net increase (decrease) in indebtedness	562	93	(103)	1,359	(543)	1,368
Dividends paid	(361)	—	(597)	(343)	938	(363)
Other, net	29	—	—	135	(169)	(5)

Net cash (used in) provided by financing activities	230	93	(700)	1,151	226	1,000

Other, net	—	—	(1)	(80)	—	(81)

(Decrease) increase in cash and cash equivalents	(104)	—	13	(1,018)	—	(1,109)
Cash and cash equivalents, beginning of year	108	200	28	4,863	—	5,199

Cash and cash equivalents, end of period	$4	$200	$41	$3,845	$—	$4,090

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, The Netherlands. The Company was formed as a result of the business combination transaction (“Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

The Company has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and special vehicles (iv) Powertrain, which produces and sells engines and transmissions for those vehicles and engines for marine applications and power generation and (v) Financial Services, which provides financial services to the customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”. Segment information for the comparative period has been recast to conform to the current year’s presentation.

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our 2013 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;

•	EMEA—28 member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM—Central and South America, and the Caribbean Islands; and

•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Non-GAAP Financial Measures

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which we operate. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.

Our non-GAAP financial measures are defined as follows:

Operating Profit under U.S. GAAP

Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses.

Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

Trading Profit under IFRS

Trading Profit derived from financial information prepared in accordance with IFRS, is the internal financial measure management uses to assess the performance of operating segments. Trading Profit is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, and noncontrolling interests.

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)

Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivatives hedging debt. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our condensed consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

Revenues on a Constant Currency Basis

We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

RESULTS OF OPERATIONS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 20: Supplemental Information” to our condensed consolidated financial statements for the three and six months ended June 30, 2014, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

Three Months Ended June 30, 2014 Compared to Three Months Ended June 30, 2013

Consolidated Results of Operations

	Three Months Ended June 30,
	2014	2013
Revenues:
Net sales	$8,564	$8,529
Finance and interest income	347	300

Total Revenues	8,911	8,829

Costs and Expenses:
Cost of goods sold	6,922	6,851
Selling, general and administrative expenses	752	765
Research and development expenses	298	297
Restructuring expenses	30	20
Interest expense	338	301
Other, net	86	67

Total Costs and Expenses	8,426	8,301

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	485	528

Income taxes	158	221
Equity in income of unconsolidated subsidiaries and affiliates	31	41

Net income	358	348

Net income attributable to noncontrolling interests	4	65

Net income attributable to CNH Industrial N.V.	$354	$283

Revenues

We recorded revenues of $8,911 million during the three months ended June 30, 2014, up 0.9% compared to the three months ended June 30, 2013. Net sales of Industrial Activities were $8,564 million in the second quarter of 2014, a 0.3% increase compared to the prior year. Net sales increased in Powertrain, offsetting declines in net sales in Agricultural Equipment (primarily in LATAM and NAFTA) and slight decreases in Construction Equipment and Commercial Vehicles.

Cost of Goods Sold

Cost of goods sold were $6,922 million during the three months ended June 30, 2014 compared with $6,851 million during the three months ended June 30, 2013. The increase of 1.0% was driven by the increase in revenues. As a percentage of net sales of Industrial Activities, cost of goods sold was 80.8% and 80.3% in the three months ended June 30, 2014 and 2013, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to $752 million during the three months ended June 30, 2014 (8.4% of revenues), a 1.7% decrease compared with the $765 million recorded in the comparable period of 2013 (8.7% of revenues). The decrease was primarily due to cost containment actions at Commercial Vehicles and Construction Equipment.

Research and Development Expenses

During the three months ended June 30, 2014, research and development expenses were $298 million compared to $297 million for the same period in 2013. The expense in both periods was primarily attributable to continued investment in new products and engine emissions compliance programs.

Restructuring Expenses

Restructuring expenses were $30 million during the three months ended June 30, 2014 compared to $20 million in 2013. Restructuring costs incurred in 2014 were primarily related to Construction Equipment in the amount of $19 million and Commercial Vehicles in the amount of $11 million. Restructuring costs incurred in 2013 were primarily related to Commercial Vehicles.

Actions identified by Construction Equipment are related to the re-tooling of its industrial footprint in connection with the recently announced enlargement of the licensing agreements with Sumitomo (S.H.I.) Construction Machinery Co., Ltd, as well as the re-positioning of Case and New Holland brand offerings and the consequent alignment of their dealer networks. The recently announced closure of the assembly plant in Calhoun, Georgia, represents one of these actions. For the three months ended June 30, 2014, expenses incurred by Construction Equipment were primarily related to the planned closure of the facility in Calhoun, Georgia and the re-positioning of the brand offerings and related dealer networks.

Commercial Vehicles actions, part of the Company’s recently announced Efficiency Program, are focused on selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure, as well as on the completion of manufacturing product specialization programs.

Interest Expense

Interest expense was $338 million during the three months ended June 30, 2014 ($301 million in 2013), of which $158 million was attributable to Industrial Activities, net of interest income and eliminations ($142 million in 2013). The increase in 2014 is due primarily to an increase in average net industrial debt, partially offset by more favorable interest rates.

Other, net

Other, net expenses were $86 million, an increase of $19 million from $67 million during the three months ended June 30, 2013. The increase was primarily due to negative foreign currency exchange differences and higher depreciation expense for equipment under operating leases.

Income Taxes

	Three Months Ended June 30,
	2014	2013
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$485	$528
Income taxes	$158	$221
Effective tax rate	32.6%	41.9%

The decrease in the effective tax rate from 2013 to 2014 was primarily due to the favorable resolution of tax audits for which specific provisions had been made and lower losses in jurisdictions where benefit losses are not recognized.

Business Segments

The following is a discussion of our results by segment.

	Three Months Ended June 30,
	2014	2013	$ Change	% Change
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$4,436	$4,539	$(103)	-2.3%
Construction Equipment	931	939	(8)	-0.9%
Commercial Vehicles	2,704	2,718	(14)	-0.5%
Powertrain	1,250	1,100	150	13.6%
Eliminations and other	(757)	(760)	3	—

Total net sales of Industrial Activities	8,564	8,536	28	0.3%

Financial Services	468	414	54	13.0%
Eliminations and other	(121)	(121)	—	—

Total Revenues	$8,911	$8,829	$82	0.9%

	Three Months Ended June 30,
	2014	2013	$ Change	% Change
	(in millions, except percentages)
Operating profit:
Agricultural Equipment	$632	$646	$(14)	-2.2%
Construction Equipment	28	13	15	115.4%
Commercial Vehicles	(21)	(11)	(10)	-90.9%
Powertrain	64	54	10	18.5%
Eliminations and other	(25)	(16)	(9)	—

Total Operating profit of Industrial Activities	678	686	(8)	-1.2%

Financial Services	152	141	11	7.8%
Eliminations and other	(94)	(77)	(17)	—

Total Operating profit	$736	$750	$(14)	-1.9%

	Three Months Ended June 30, 2014
	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading profit under IFRS	$655	$146	$—	$801
Development costs, net	(82)	—	—	(82)
Reclassification of Interest Compensation to Financial Services	94	—	(94)	—
Other adjustments and reclassifications, net	11	6	—	17

Total adjustments and reclassifications, net	23	6	(94)	(65)

Operating profit under U.S. GAAP	$678	$152	$(94)	$736

	Three Months Ended June 30, 2013
	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading profit under IFRS	$684	$144	$—	$828
Development costs, net	(102)	—	—	(102)
Reclassification of Interest Compensation to Financial Services	86	—	(86)	—
Other adjustments and reclassifications, net	18	(3)	9	24

Total adjustments and reclassifications, net	2	(3)	(77)	(78)

Operating profit under U.S. GAAP	$686	$141	$(77)	$750

Net sales of Industrial Activities were $8,564 million during the three months ended June 30, 2014, a 0.3% increase as compared to the prior-year period. Net sales increased at Powertrain offsetting declines in net sales in Agricultural Equipment, primarily in LATAM and NAFTA, and a slight decrease in Construction Equipment and Commercial Vehicles compared to the prior year period

Operating profit of Industrial Activities was $678 million in 2014, a decrease of $8 million compared to 2013. Operating profit improvements in Construction Equipment, Powertrain and Commercial Vehicles in EMEA were offset by the negative effects of poor trading conditions in Commercial Vehicles in LATAM, mainly due to a significant decline in market demand, and by negative volume and mix for Agricultural Equipment, primarily in NAFTA and LATAM.

Industrial Activities Performance by Business

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region for the three months ended June 30, 2014 compared to 2013:

Agricultural Equipment Sales—by geographic region:

	Three Months Ended June 30,
(million)	2014	2013	% Change
NAFTA	$1,910	$1,976	-3.3%
EMEA	1,618	1,483	9.1%
LATAM	460	631	-27.1%
APAC	448	449	-0.2%

Total	$4,436	$4,539	-2.3%

Net sales of the Agricultural Equipment business were $4,436 million during the three months ended June 30, 2014, a 2.3% decrease compared to the same period in 2013. The decrease was primarily driven by lower volumes, primarily in LATAM and NAFTA, and less favorable product mix, partially offset by net pricing.

Worldwide agricultural equipment industry unit sales were down during the second quarter of 2014, with global demand for tractors and combines down 12%. NAFTA tractor sales were up 1%, with the under 40 hp segment up 4% and the over 40 hp segment down 2%, and combine sales were down 20%. LATAM tractor sales decreased 12% and combine sales decreased 30%. EMEA markets were down 7% for tractors and 9% for combines. APAC markets decreased 16% for tractors but were flat for combines. Market share performance was mainly flat for tractors, except for LATAM where there was a slight decrease. Combines market share decreased in all markets except for NAFTA, where it was flat.

Operating Profit

Agricultural Equipment operating profit was $632 million (operating margin 14.2%), down $14 million from $646 million operating profit for 2013 (operating margin 14.2%). Operating margin was flat as negative volume and mix (primarily large horsepower tractors and combines in NAFTA) was offset by pricing and cost control actions to recover Tier 4B related content costs, inflation and adverse foreign exchange movements.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region for the three months ended June 30, 2014 compared to the prior-year period:

Construction Equipment Sales—by geographic region:

	Three Months Ended June 30,
(million)	2014	2013	% Change
NAFTA	$407	$356	14.3%
EMEA	174	166	4.8%
LATAM	268	298	-10.1%
APAC	82	119	-31.1%

Total	$931	$939	-0.9%

Net sales of the Construction Equipment business were $931 million during the three months ended June 30, 2014, a 0.9% decrease compared to the same period in 2013 as increased demand in NAFTA was offset by a decrease in market volumes in LATAM and APAC.

Industry volumes were down 10% and 2% in heavy and light, respectively, in the second quarter of 2014 compared to the prior year. Decreased industry volumes in LATAM and APAC were partially offset by growth in NAFTA and EMEA. Worldwide market share was flat overall.

Operating Profit

Construction Equipment operating profit was $28 million for the three months ended June 30, 2014, improving $15 million from a $13 million operating profit for 2013 as a result of continued price resilience in NAFTA and LATAM and cost containment actions, partially offset by negative volume and mix.

Commercial Vehicles

Net Sales

Commercial Vehicles net sales were $2,704 million during the three months ended June 30, 2014, a 0.5% decrease over 2013. Increased deliveries in EMEA were partially offset by a significant decrease in LATAM and a decrease in deliveries in the bus business due to the transition to Euro VI applications. APAC net sales benefited from better mix due to increased heavy vehicle sales. LATAM net sales significantly decreased due to sharp market declines across the region, as a result of overall weak economic conditions and a deterioration in the terms of subsidized financing. Production has been reduced to allow for dealer inventories to be aligned to market demand. The geographic distribution of net sales for the period was 75% EMEA, 16% LATAM and 9% APAC.

A total of 33,057 vehicles (including buses and specialty vehicles) were delivered, representing a 3.6% decrease over the second quarter of 2013. Volumes were higher in the light segment (+3.4%), while volumes declined in the heavy (-3.3%) and medium (-25.2%) segments. Commercial Vehicles deliveries increased 10% in EMEA and 2% in APAC, while LATAM was down 44% (Brazil down approximately 34%, Argentina down approximately 57% and Venezuela suspending operations as announced in April 2014).

The European truck market (GVW ≥ 3.5 tons) was up 3.1% over the second quarter of 2013 to approximately 175,500 units. Light vehicles (GVW 3.5-6 tons) increased 7.7%, while the medium vehicles market (GVW 6.1-15.9 tons) and the heavy vehicles market (GVW >16 tons) decreased 14.8% and 1.1%, respectively.

The Company’s second quarter market share in the European truck market (GVW ≥ 3.5 tons) was estimated at 11.0%, a decline of 0.3 p.p., mainly due to negative market mix and the transition to the new Daily, launched in June. In the light segment the share declined by 0.8 p.p. to 11.0%. In the medium vehicles segment, the Company’s market share increased by 3.0 p.p. to 27.9%. Heavy vehicle market share was up 0.5 p.p. to 7.3%.

In LATAM, new truck registrations (GVW ≥ 3.5 tons), at 45,800 units, were down 22.8% compared with the second quarter of 2013. The largest decrease was registered in Venezuela (-81.7%), while Argentina was down 35.1% and Brazil decreased 12.8%.

The Company’s share of the LATAM market (GVW ≥ 3.5 tons) was down 1.3 p.p. over the second quarter of 2013 to 9.3%.

In APAC, registrations were down 6.2% and market share decreased 0.1 p.p. compared with the second quarter of 2013.

In EMEA, dealer inventories of new vehicles remained stable compared to year-end 2013, representing coverage of approximately three months of expected retail activity.

Operating Profit

Commercial Vehicles closed the second quarter with an operating loss of $21 million compared to a loss of $11 million for the second quarter of 2013. Positive volume, mix and pricing in both light and heavy vehicles in EMEA, favorable product mix in APAC, and lower selling, general and administrative expenses as a result of continued cost containment actions were more than offset by losses in LATAM, including negative fixed-cost absorption in manufacturing plants, and by Euro VI transition costs in the bus business and costs associated with the ramp-up of production related to new products.

Powertrain

Net Sales

Powertrain net sales were $1,250 million during the three months ended June 30, 2014, an increase of 13.6% compared to the same period in 2013. The increase was primarily attributable to higher volumes. Sales to external customers accounted for 41% of total net sales compared to 33% in 2013.

Powertrain delivered a total of 160,418 engines during the three months ended June 30, 2014, an increase of 18% compared with 2013. Of the engines sold, 25% were supplied to Agricultural Equipment, 24% to Commercial Vehicles and 5% to Construction Equipment, while the remaining 46% were sold to external customers (units sold to third parties were up 35% compared to the prior year period). In addition, Powertrain sold 18,298 transmissions (+3%) and 44,138 axles (+6%) during the three months ended June 30, 2014.

Operating Profit

During the three months ended June 30, 2014, Powertrain recorded an operating profit of $64 million (operating margin 5.1%), compared to $54 million (operating margin 4.9%) during the same period in 2013. The improvement was mainly due to the increase in volumes and related industrial efficiencies.

Financial Services

Finance and Interest Income

Financial Services reported revenues of $468 million during the three months ended June 30, 2014, up 13.0% relative to the same period of 2013. The increase was due to an increase in the average value of the managed portfolio.

Operating Profit

For the three months ended June 30, 2014, Financial Services recorded an operating profit of $152 million, compared to $141 million in 2013. The increase was mainly due to the increase in the average value of the managed portfolio.

Reconciliation of Operating Profit to Net Income

The reconciliation between operating profit and net income is as follows:

	Three Months Ended June 30,
	2014	2013	Change
	(in millions)
Operating profit:
Industrial Activities	$678	$686	$(8)
Financial Services	152	141	11
Eliminations and other	(94)	(77)	(17)

Total Operating profit	736	750	(14)

Restructuring expenses	(30)	(20)	(10)
Interest expenses of Industrial Activities, net of interest income and eliminations	(158)	(142)	(16)
Other, net	(63)	(60)	(3)

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	485	528	(43)

Income taxes	(158)	(221)	63
Equity in income of unconsolidated subsidiaries and affiliates	31	41	(10)

Net income	$358	$348	$10

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Consolidated Results of Operations

	Six Months Ended June 30,
	2014	2013
Revenues:
Net sales	$15,775	$15,783
Finance and interest income	676	597

Total Revenues	16,451	16,380

Costs and Expenses:
Cost of goods sold	12,799	12,765
Selling, general and administrative expenses	1,504	1,490
Research and development expenses	555	561
Restructuring expenses	42	29
Interest expense	649	573
Other, net	198	170

Total Costs and Expenses	15,747	15,588

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	704	792

Income taxes	301	359
Equity in income of unconsolidated subsidiaries and affiliates	56	66

Net income	459	499

Net income attributable to noncontrolling interests	5	105

Net income attributable to CNH Industrial N.V.	$454	$394

Revenues

We recorded revenues of $16,451 million during the six months ended June 30, 2014, up 0.4% compared to the six months ended June 30, 2013. Net sales of Industrial Activities were $15,777 million in the first six months of 2014, a 0.1% decrease compared to the prior year. Net sales increased in Construction Equipment and Powertrain, offsetting declines in net sales in Agricultural Equipment, primarily in LATAM and NAFTA, and a slight decrease in Commercial Vehicles compared to the prior year period.

Cost of Goods Sold

Cost of goods sold were $12,799 million during the six months ended June 30, 2014 compared with $12,765 million during the six months ended June 30, 2013. As a percentage of net sales of Industrial Activities, cost of goods sold was 81.1% and 80.8% in the six months ended June 30, 2014 and 2013, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to $1,504 million during the six months ended June 30, 2014 (9.1% of revenues), a 0.9% increase compared with the $1,490 million recorded in the comparable period of 2013 (9.1% of revenues).

Research and Development Expenses

During the six months ended June 30, 2014, research and development expenses were $555 million compared to $561 million for the same period in 2013. The expense in both periods was primarily attributable to continued investment in new products and engine emissions compliance programs.

Restructuring Expenses

Restructuring expenses were $42 million during the six months ended June 30, 2014 compared to $29 million in 2013. Restructuring costs incurred in 2014 were primarily related to Construction Equipment in the amount of $27 million and Commercial Vehicles in the amount of $15 million. Restructuring costs incurred in 2013 were primarily related to Commercial Vehicles.

Actions identified by Construction Equipment are related to the re-tooling of its industrial footprint in connection with the recently announced enlargement of the licensing agreements with Sumitomo (S.H.I.) Construction Machinery Co., Ltd, as well as the re-positioning of Case and New Holland brand offerings and the consequent alignment of their dealer networks. The recently announced closure of the assembly plant in Calhoun, Georgia, represents one of these actions. For the six months ended June 30, 2014, expenses incurred by Construction Equipment were primarily related to the planned closure of the facility in Calhoun, Georgia and the re-positioning of the brand offerings and related dealer networks.

Commercial Vehicles actions, part of the Company’s recently announced Efficiency Program, are focused on selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure, as well as on the completion of manufacturing product specialization programs.

Interest Expense

Interest expense was $649 million during the six months ended June 30, 2014 ($573 million in 2013), of which $299 million was attributable to Industrial Activities, net of interest income and eliminations ($254 million in 2013). The increase in 2014 is due primarily to an increase in average net industrial debt, partially offset by more favorable interest rates.

Other, net

Other, net expenses were $198 million, an increase of $28 million from $170 million during the six months ended June 30, 2013. Based on changes to the way Venezuela’s exchange rate mechanism operates, we changed the bolivar fuerte (“Bs.F.”) rate used to re-measure our Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. As a result of this change, we recorded a pre-tax remeasurement charge of $63 million during the six months ended June 30, 2014. In the six months ended June 30, 2013, we recorded a pre-tax charge related to the dissolution of the Financial Services joint venture with Barclays for $41 million.

Income Taxes

	Six Months Ended June 30,
	2014	2013
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$704	$792
Income taxes	$301	$359
Effective tax rate	42.8%	45.3%

The lower effective tax rate during the six months ended June 30, 2014 was the net result of the pre-tax charge relating to the re-measurement of Venezuelan assets recognized in the first quarter, for which no corresponding tax benefit was recorded, that was more than offset by the favorable resolution of tax audits recorded during the second quarter and lower losses in jurisdictions where benefit losses are not recognized.

Business Segments

The following is a discussion of our results by segment.

	Six Months Ended June 30,
	2014	2013	$ Change	% Change
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$8,142	$8,483	$(341)	-4.0%
Construction Equipment	1,705	1,693	12	0.7%
Commercial Vehicles	5,012	5,039	(27)	-0.5%
Powertrain	2,451	2,074	377	18.2%
Eliminations and other	(1,533)	(1,496)	(37)	—

Total net sales of Industrial Activities	15,777	15,793	(16)	-0.1%

Financial Services	908	831	77	9.3%
Eliminations and other	(234)	(244)	10	—

Total Revenues	$16,451	$16,380	$71	0.4%

	Six Months Ended June 30,
	2014	2013	$ Change	% Change
	(in millions, except percentages)
Operating profit:
Agricultural Equipment	$1,096	$1,114	$(18)	-1.6%
Construction Equipment	31	(13)	44	338.5%
Commercial Vehicles	(91)	(39)	(52)	-133.3%
Powertrain	98	68	30	44.1%
Eliminations and other	(44)	(23)	(21)	—

Total Operating profit of Industrial Activities	1,090	1,107	(17)	-1.5%

Financial Services	286	282	4	1.4%
Eliminations and other	(174)	(157)	(17)	—

Total Operating profit	$1,202	$1,232	$(30)	-2.4%

	Six Months Ended June 30, 2014
	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading profit under IFRS	$1,035	$276	$—	$1,311
Development costs, net	(142)	—	—	(142)
Reclassification of Interest Compensation to Financial Services	180	—	(180)	—
Other adjustments and reclassifications, net	17	10	6	33

Total adjustments and reclassifications, net	55	10	(174)	(109)

Operating profit under U.S. GAAP	$1,090	$286	$(174)	$1,202

	Six Months Ended June 30, 2013
	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading profit under IFRS	$1,087	$279	$—	$1,366
Development costs, net	(165)	—	—	(165)
Reclassification of Interest Compensation to Financial Services	165	—	(165)	—
Other adjustments and reclassifications, net	20	3	8	31

Total adjustments and reclassifications, net	20	3	(157)	(134)

Operating profit under U.S. GAAP	$1,107	$282	$(157)	$1,232

Net sales of Industrial Activities were $15,777 million during the six months ended June 30, 2014, a 0.1% decrease as compared to the prior-year period. Net sales increased at Construction Equipment and Powertrain, partially offsetting declines in net sales in Agricultural Equipment, primarily in LATAM and NAFTA, and a slight decrease in Commercial Vehicles compared to the prior year period.

Operating profit of Industrial Activities was $1,090 million in 2014, a decrease of $17 million compared to 2013. Operating profit improvements in Construction Equipment, Powertrain and Commercial Vehicles in EMEA were offset by the negative effects of poor trading conditions in Commercial Vehicles in LATAM, mainly due to a significant decline in market demand.

Industrial Activities Performance by Business

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region for the six months ended June 30, 2014 compared to 2013:

Agricultural Equipment Sales—by geographic region:

	Six Months Ended June 30,
(million)	2014	2013	% Change
NAFTA	$3,689	$3,760	-1.9%
EMEA	2,760	2,596	6.3%
LATAM	886	1,269	-30.2%
APAC	807	858	-5.9%

Total	$8,142	$8,483	-4.0%

Net sales of the Agricultural Equipment business were $8,142 million during the six months ended June 30, 2014, a 4.0% decrease compared to the same period in 2013 (down 3.1% on a constant currency basis). The decrease was primarily driven by lower volumes, primarily in LATAM for tractors and combines, partially offset by favorable net pricing in most regions.

Worldwide agricultural equipment industry unit sales were down during the six months ended June 30, 2014, with global demand for tractors down 6% and combines down 11%. NAFTA tractor sales were up 2%, with the under 40 hp segment up 6% and the over 40 hp segment down 1%, and combine sales were down 15%. LATAM tractor sales decreased 18% and combine sales decreased 25%. EMEA markets were down 5% for tractors and 4% for combines. APAC markets decreased 7% for tractors and 4% for combines. Market share performance was flat for tractors and down for combines, primarily due to decreases in all regions.

Operating Profit

Agricultural Equipment operating profit was $1,096 million (operating margin 13.5%), down $18 million from $1,114 million operating profit for 2013 (operating margin 13.1%). Operating margin was up as under-absorption (due to decreased volumes) and negative volume and mix (primarily large horsepower tractors and combines in NAFTA) was more than offset by pricing and cost containment actions to recover Tier 4B related content costs, inflation and adverse foreign exchange movements.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region for the six months ended June 30, 2014 compared to the prior-year period:

Construction Equipment Sales—by geographic region:

	Six Months Ended June 30,
(million)	2014	2013	% Change
NAFTA	$705	$653	8.0%
EMEA	328	297	10.4%
LATAM	506	531	-4.7%
APAC	166	212	-21.7%

Total	$1,705	$1,693	0.7%

Net sales of the Construction Equipment business were $1,705 million during the six months ended June 30, 2014, a 0.7% increase compared to the same period in 2013 as increased heavy equipment demand in NAFTA was offset by a decrease in market volumes in LATAM.

Industry volumes were down 1% and up 3% in heavy and light, respectively, in the first half of 2014 compared to the prior year. Decreased industry volumes in LATAM and APAC were offset by growth in NAFTA and EMEA. Our worldwide market share was flat overall, with increases in LATAM being offset by decreases in the light construction equipment markets in APAC, EMEA and NAFTA.

Operating Profit

Construction Equipment operating profit was $31 million, improving $44 million from a $13 million operating loss for 2013 as a result of favorable pricing in NAFTA and LATAM and general expense containment.

Commercial Vehicles

Net Sales

Commercial Vehicles net sales were $5,012 million during the six months ended June 30, 2014, a 0.5% decrease over 2013 with increases in EMEA and APAC being offset by a decrease in LATAM due to poor trading conditions.

A total of 60,809 vehicles (including buses and specialty vehicles) were delivered, representing a 1.0% decrease over the six months ended June 30, 2013. Volumes were higher in the light vehicle segment (+4.6%), while in the medium segment volumes were down 16.9% and in the heavy segment down 0.1%. Deliveries increased 9.5% in EMEA (+11.5% in Europe) and 11.8% in APAC, but were down 37.7% in LATAM.

The European truck market (GVW ≥3.5 tons) was up 5.4% over the same period in 2013 to 331,700 units. The light and heavy vehicle segments grew by 7.8% and 5.2%, respectively, while the medium vehicles segment was down 11.1%.

The Company’s share of the European market (GVW ≥3.5 tons) was estimated at 11.1%, down 0.2 p.p. over the six months ended June 30, 2013. Market share for the light vehicle segment declined 0.8 p.p. to 10.8% due to unfavorable market mix and the transition to the new Daily, which launched in June. In the medium vehicles segment, market share rose 3.5 p.p., up to 29.7%, and in the heavy vehicles segment increased 0.7 p.p. to 7.7%.

In LATAM, demand for trucks (GVW ≥3.5 tons) was down 17.7% over the six months ended June 30, 2013 to 89,400 units, with a decrease in all market segments: the light vehicles market decreased by 20.3% and the medium and heavy vehicles markets decreased by 28.7% and 17.7%, respectively. The Company reached a market share of 10.6%, up 0.2 p.p.

In APAC, demand for trucks was estimated to be down 5%, while the Company’s share of the market increased 0.1 p.p.

Operating Profit

Commercial Vehicles closed the first half with an operating loss of $91 million compared to a loss of $39 million for the first half of 2013, as a result of the negative performance in LATAM and Euro VI transition costs in the bus business and costs associated with the ramp-up of production related to new products, partially offset by positive volume and mix and pricing in both light and heavy vehicles in EMEA, favorable product mix in APAC, and lower selling, general and administrative expenses as a result of continued cost containment actions.

Powertrain

Net Sales

Powertrain net sales were $2,451 million during the six months ended June 30, 2014, an increase of 18.2% compared to the same period in 2013. The increase was primarily attributable to higher volumes. Sales to external customers accounted for 39% of total net sales compared to 32% in 2013.

Powertrain delivered a total of 317,788 engines during the six months ended June 30, 2014, an increase of 22.8% compared with 2013. Of the engines sold, 26% were supplied to Agricultural Equipment, 25% to Commercial Vehicles and 4% to Construction Equipment, while the remaining 45% were sold to external customers. In addition, Powertrain sold 35,574 transmissions (+6%) and 84,274 axles (+6%) during the six months ended June 30, 2014.

Operating Profit

During the six months ended June 30, 2014, Powertrain recorded an operating profit of $98 million (operating margin 4.0%), compared to $68 million (operating margin 3.3%) during the same period in 2013. The improvement was mainly due to the increase in volumes and related industrial efficiencies.

Financial Services

Finance and Interest Income

Financial Services reported revenues of $908 million during the six months ended June 30, 2014, up 9.3% relative to the same period of 2013. The increase was due to an increase in the average value of the managed portfolio.

Operating Profit

For the six months ended June 30, 2014, Financial Services recorded an operating profit of $286 million, compared to $282 million in 2013. The increase was due to the increase in the average value of the managed portfolio.

Reconciliation of Operating Profit to Net Income

The reconciliation between operating profit and net income is as follows:

	Six Months Ended June 30,
	2014	2013	Change
	(in millions)
Operating profit:
Industrial Activities	$1,090	$1,107	$(17)
Financial Services	286	282	4
Eliminations and other	(174)	(157)	(17)

Total Operating profit	1,202	1,232	(30)

Restructuring expenses	(42)	(29)	(13)
Interest expenses of Industrial Activities, net of interest income and eliminations	(299)	(254)	(45)
Other, net	(157)	(157)	—

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	704	792	(88)

Income taxes	(301)	(359)	58
Equity in income of unconsolidated subsidiaries and affiliates	56	66	(10)

Net income	$459	$499	$(40)

Critical Accounting Policies

See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash Flows

During the six months ended June 30, 2014, consolidated cash and cash equivalents decreased by $952 million. Cash and cash equivalents at Industrial Activities decreased by $311 million, while cash and cash equivalents at Financial Services decreased by $641 million.

Industrial Activities used $603 million of cash flows from operations in 2014, compared to $49 million of cash generated in 2013, primarily due to a higher seasonal increase in working capital in 2014.

Industrial Activities used $470 million of cash flows from investing activities in 2014 primarily due to expenditures for property, plant and equipment and intangible assets as well as assets sold under buy-back commitments.

Industrial Activities generated $751 million of cash flows from financing activities in 2014, primarily due to the issuance of a €1 billion ($1.4 billion) note by CNH Industrial Finance Europe S.A. under the Global Medium Term Note Programme guaranteed by CNH Industrial. This was partially offset by dividends paid of $379 million as well as reductions in other debt. Cash used in 2013 of $44 million was primarily due to dividend payments of $363 million, partially offset by an increase in debt.

The utilization of cash in operating activities at Financial Services in 2014 and 2013 was primarily due to increases in trade and financing receivables related to sales, partially offset by net income.

The generation of cash in investing activities of $101 million at Financial Services in 2014 was primarily due to the net collection of retail financing receivables, the release of restricted cash to be used to pay debt and the proceeds from the sale of assets previously under operating leases, partially offset by expenditures for new equipment under operating leases. The utilization of cash in investing activities of $145 million at Financial Services in 2013 was primarily due to expenditures for new equipment under operating leases and a net addition to retail financing receivables, partially offset by the release of restricted cash to be used to pay debt and the proceeds from the sale of assets previously under operating leases.

Cash generated by financing activities of $126 million and $811 million at Financial Services in 2014 and 2013 was primarily due to net increases in indebtedness, partially offset by dividends of $90 million in 2014 and $233 million in 2013 paid to Industrial Activities. In 2014, Financial Services issued $500 million in principal amount of 3.375% notes due in 2019. In 2013, Financial Services issued $600 million in principal amount of 3.625% notes due in 2018.

Debt

As of June 30, 2014 and December 31, 2013, our consolidated debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	June 30, 2014	Dec 31, 2013	June 30, 2014	Dec 31, 2013	June 30, 2014	Dec 31, 2013
			(in millions)
Total debt	$31,339	$29,866	$12,923	$11,948	$25,546	$25,408

The calculation of Net Debt as of June 30, 2014 and December 31, 2013 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	June 30, 2014	Dec 31, 2013	June 30, 2014	Dec 31, 2013	June 30, 2014	Dec 31, 2013
	(in millions)
Total Debt(*)	$31,339	$29,866	$12,923	$11,948	$25,546	$25,408
Less:
Cash and cash equivalents	4,615	5,567	3,699	4,010	916	1,557
Restricted cash	751	922	5	—	746	922
Intersegment notes receivables	—	—	5,486	5,680	1,644	1,810
Derivatives hedging debt	41	44	41	44	—	—

Net Debt	$25,932	$23,333	$3,692	$2,214	$22,240	$21,119

(*)	Inclusive of adjustments related to fair value hedges

The increase in Net Debt at June 30, 2014, compared to December 31, 2013, mainly reflects the expected seasonal increase in working capital.

The following table shows the change in Net Debt of Industrial Activities for the six months ended June 30, 2014:

(million)	2014
Net Debt of Industrial Activities at beginning of year	$(2,214)
Net income	459
Amortization and depreciation(*)	358
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and equipment under operating leases	87
Change in working capital	(1,744)
Investments in property, plant and equipment, and intangible assets (*)	(342)
Other changes	24

Net industrial cash flow	(1,158)
Capital increases and dividends	(373)
Currency translation differences	53

Change in Net Debt of Industrial Activities	(1,478)

Net Debt of Industrial Activities at end of period	$(3,692)

(*)	Excluding assets sold under buy-back commitments and equipment under operating leases

As of June 30, 2014, we had approximately $2.3 billion available under our committed lines of credit.

On March 18, 2014, CNH Industrial closed its offering of €1 billion ($1.4 billion) in principal amount of 2.75% notes due March 2019, which was priced on March 13, 2014. The notes have been issued by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., under the Global Medium Term Note Programme guaranteed by CNH Industrial N.V.

On June 30, 2014, CNH Industrial closed its offering of $500 million in principal amount of 3.375% notes due in July 2019, issued at an issue price of 99.426%. The net proceeds under this offering were $492.3 million after payment of offering and other related expenses. The notes have been issued by CNH Industrial Capital LLC, a wholly-owned subsidiary of CNH Industrial N.V., and are guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company LLC, each a wholly-owned subsidiary of CNH Industrial Capital LLC.

Please refer to Note 9 in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.

Contingencies

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability (including asbestos-related liability), product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 15: Commitments and Contingencies” to our interim condensed consolidated financial statements.

Safe Harbor Statement

This quarterly report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing, including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements, include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; our relations with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties and our success in managing the risks involved in the foregoing.

Forward-looking statements speak only as of the date on which such statements are made.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements.

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Item 3. Key Information—D. Risk Factors” of our annual report on Form 20-F.

CONTROLS AND PROCEDURES

The Company’s principal executive officer and its principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (1934 Act)) were effective as of June 30, 2014, based on the evaluation of these controls and procedures required by Rule 13a-15(b) or 15d-15(b) of the 1934 Act. During the six months ended June 30, 2014, there were no changes that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

LEGAL PROCEEDINGS

See “Note 15: Commitments and Contingencies” to our interim condensed consolidated financial statements.

RISK FACTORS

See our most recent annual report filed on Form 20-F (Part I, Item 3D). There was no material change in our risk factors during the six months ended June 30, 2014. The risks described in the annual report on Form 20-F, and the “Safe Harbor Statement” in this report, are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.